UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

April 29, 2016

Commission File Number: 001-35408

AVG TECHNOLOGIES N.V.

Gatwickstraat 9-39

1043 GL Amsterdam

The Netherlands

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

AVG TECHNOLOGIES N.V. (AVG) is submitting under cover of Form 6-K:

1.	Press Release issued by AVG, dated April 29, 2016 (attached hereto as Exhibit 99.1)

2.	Notice of Annual General Meeting of Shareholders (AGM) of AVG (attached hereto as Exhibit 99.2)

3.	Agenda of AGM of AVG, to be held in Amsterdam on June 9, 2016 including Explanatory Notes (attached hereto as Exhibit 99.3)

4.	Proposed Amendment to the Company’s Articles of Association (attached hereto as Exhibit 99.4)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AVG TECHNOLOGIES N.V.

	By:	/s/ John Little
Name: John Little
Title: Managing Director

Date: April 29, 2016

TABLE OF CONTENTS

Exhibit No.	Exhibit

99.1	Press release issued by AVG Technologies N.V. (AVG), dated April 29, 2016

99.2	Notice of Annual General Meeting of Shareholders (AGM) of AVG

99.3	Agenda of AGM of AVG, to be held in Amsterdam on June 9, 2016 including Explanatory Notes

99.4	Proposed Amendment to the Company’s Articles of Association